                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                 SCHEDULE TO/A
                                 (Rule 14d-100)

  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                               (Amendment No. 2)

                             ----------------------

                            BI Incorporated (Issuer)
                           (Name of Subject Company)

                    KBII Acquisition Company, Inc. (Offeror)
                         KBII Holdings, Inc. (Offeror)
                        Kohlberg & Co., L.L.C. (Offeror)
                           (Names of Filing Persons)

                             ----------------------

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                   055467203
                     (CUSIP Number of Class of Securities)

                             ----------------------
                             Christopher  Lacovara
                                111 Radio Circle
                          Mount Kisco, New York 10549
                            Telephone (914) 241-7430
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                                WITH COPIES TO:

                             Gregory K. Gale, Esq.
                               Hunton & Williams
                     600 Peachtree Street, N.E., Suite 4100
                             Atlanta, GA 30308-2216
                            Telephone (404) 888-4000

Calculation of Filing Fee
--------------------------------------------------------------------------------
  Transaction Valuation: *                   Amount of filing fee:
       $79,281,147                                  $15,857

--------------------------------------------------------------------------------
* For purposes of calculating fee only. This amount is based on a per share offering price of $8.25 for 7,968,818 shares of common stock and for options to purchase 1,641,018 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated as of August 10, 2000, by and among BI Incorporated (the "Company"), KBII Holdings, Inc. ("Parent") and KBII Acquisition Company, Inc. ("Offeror"), the Company represented to Parent and Offeror that, as of such date, it had 7,968,818 shares of common stock and options to purchase 1,641,018 shares of common stock issued and outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by Offeror.
[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid: $14,650

    Form or Registration No.: Schedule TO
    Filing Party: KBII Acquisition Company, Inc. (Offeror) and KBII Holdings, Inc. (Offeror)
    Date Filed: August 18, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party offer subject to rule 14d-1

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transactions subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission on August 18, 2000, and amended on August 23, 2000 (as amended, the "Schedule TO") by KBII Holdings, Inc., a Delaware corporation ("Parent"), and KBII Acquisition Company, Inc., a Colorado corporation and a direct wholly owned subsidiary of Parent ("Offeror"). The Schedule TO relates to the offer by Offeror to purchase all outstanding shares of Common Stock, no par value per share (the "Shares"), of the Company, a Colorado corporation, including the associated common stock purchase rights at a purchase price of $8.25 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). By virtue of its direct or indirect relationship with Offeror and Parent and involvement in negotiating the terms of the Offer, Kohlberg & Co., L.L.C., may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such is joining with Offeror and Parent as filing persons with respect to the Schedule TO.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in the Schedule TO by reference with respect to Items 1-9 and 11 of the Schedule TO. The Agreement and Plan of Merger, dated as of August 10, 2000, among Offeror, Parent and the Company, a copy of which is attached to and filed with the Schedule TO as Exhibit (d)(1), is incorporated in the Schedule TO by reference with respect to Items 5 and 11 of the Schedule TO. This Amendment No. 2 is being filed on behalf of Offeror and Parent. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase and the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 13.

     Items 1 through 9, 11 and 13 of the Schedule TO, which are incorporated by reference to the information contained in the Offer to Purchase, are hereby amended as follows:

     1. SUMMARY TERM SHEET. The section entitled "SUMMARY TERM SHEET" in the Offer to Purchase is hereby amended by amending and restating the paragraph under the caption "How Will I be Notified if the Offer is Extended or if There is a Subsequent Offering Period?" on page 2 of the Offer to Purchase in its entirety as follows:

     "If we extend the offer, we will inform Computershare Investor Services LLC (the Depositary for the offer) and Innisfree M&A Incorporated (the Information Agent for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. If we elect to provide for a subsequent offering period, we will file an amendment to the Schedule TO and Offer to Purchase and will make a public announcement to disseminate the information to you at least five business days before expiration of the offer. See Section 1, "Terms of the Offer; Expiration Date."

     2. INTRODUCTION. The section entitled "INTRODUCTION" in the Offer to Purchase is hereby amended by amending and restating the tenth paragraph thereunder on page 6 of the Offer to Purchase in its entirety as follows:

     "In connection with the Merger Agreement, it is expected that the following members of the Company's senior management will become beneficial owners of approximately 0.41% of the outstanding equity capital of Parent by investing their current equity interests and/or cash in exchange for shares of common stock of Parent as part of the Merger: David J. Hunter, Mckinley C. Edwards Jr., Jacqueline A. Chamberlin, Steven P. Merrefield and Jonathan M. Hinebauch (the "Management Shareholders"). In addition, it is anticipated that the Management Shareholders will rollover existing stock options to acquire capital stock of the Company into options to acquire, in the aggregate, approximately 1.4% of the outstanding capital stock of Parent on a fully diluted basis. Also, it is anticipated that Parent will grant the Management Shareholders additional compensatory options to purchase capital stock of the Parent, which options will vest over three years based on the Company attaining certain performance goals. In any event, the Management Shareholders ownership interest in Parent, including shares issuable pursuant to options, will be less than 10%, in the aggregate, of the outstanding capital stock of Parent on a fully diluted basis."

     3. Certain Information Concerning the Company. The section entitled "Certain Information Concerning the Company" is hereby amended by amending and restating the sixth paragraph thereunder on page 18 of the Offer to Purchase in its entirety as follows:

     "The inclusion of the foregoing projections should not be regarded as an indication that the Company, Offeror, Parent or any other person who received such information considers it a reliable prediction of future events, and neither Offeror nor Parent has relied (nor should any other person rely) on them as such. None of Offeror or Parent or any of their advisors assumes any responsibility for the reasonableness, completeness, accuracy or validity of any of the projections. None of the Company, Parent or Offeror or any of their representatives has made, or makes, any representation to any person regarding the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error."

     4. Certain Information Concerning Offeror and Parent. The section entitled "Certain Information Concerning Offeror and Parent" is hereby amended by amending and restating the seventh, eighth and ninth paragraphs thereunder on pages 19 and 20 of the Offer to Purchase in their entirety as follows:

     "Information Concerning Kohlberg & Co., L.L.C. Kohlberg & Co., L.L.C., a Delaware limited liability company ("Kohlberg"), is a well known U.S. private equity firm specializing in middle market investing whose objective has been to realize gains through control investments in a diversified portfolio of companies. Parent and Offeror were formed at the direction of Kohlberg, and representatives of Kohlberg conducted the initial negotiations with management of the Company in connection with the Offer and the Merger Agreement. See
Section 11. "Background of the Offer." Kohlberg is not subject to the informational filing requirements of the Exchange Act.

     The principal executive offices of Kohlberg are located at 111 Radio Circle, Mount Kisco, New York 10549, telephone number (914) 241-7430. The name, business address, past and present principal occupations and citizenship of each of the principals of Kohlberg are set forth in Annex I to this Offer to Purchase.

     Ownership Interest in the Company. Pursuant to the Voting Agreement, Parent, Offeror, KBII, LLC, KBII, L.P. and James A. Kohlberg may be deemed to beneficially own 749,849 Shares constituting approximately 8.86% of the issued and outstanding Common Stock of the Company. All of such 749,849 Shares are directly beneficially owned by the Management Shareholders. See "INTRODUCTION" and Section 13, "The Transaction Documents--Stock Voting and Tender Agreement." Each of Parent, Offeror, KBII, LLC, KBII, L.P. and James A. Kohlberg disclaims beneficial ownership of such Shares.

     Except as set forth in this Offer to Purchase:

 . none of KBII, LLC, KBII, L.P., Kohlberg, Parent nor Offeror nor, to the best knowledge of KBII, LLC, KBII, L.P., Kohlberg, Parent and Offeror, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company except for 749,849 Shares which may be deemed beneficially owned by Parent, Offeror, KBII, LLC, KBII, L.P. and James A. Kohlberg by virtue of the Voting Agreement;

 . none of KBII, LLC, KBII, L.P., Kohlberg, Parent nor Offeror nor, to the best knowledge of KBII, LLC, KBII, L.P., Kholberg, Parent and Offeror, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority owned subsidiary of any of the foregoing, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days;

 . there have never been any transactions which would be required to be disclosed under the rules and regulations of the Commission between any of KBII, LLC, KBII, L.P., Kohlberg, Parent, Offeror or any of their respective subsidiaries, or, to the best knowledge of KBII, LLC, KBII, L.P., Kohlberg, Parent and Offeror, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and

 . there have never been any negotiations, transactions or material contacts between any of KBII, LLC, KBII, L.P., Kohlberg, Parent, Offeror or any of their respective subsidiaries or, to the best knowledge of KBII, LLC, KBII, L.P., Kohlberg, Parent and Offeror, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of the Company, any election of directors of the Company, or any sale or other transfer of a material amount of assets of the Company.

  Neither KBII, LLC, KBII, L.P., Kohlberg, Parent nor Offeror had any relationship with the Company prior to the commencement of the discussions which led to the execution of the Merger Agreement. See Section 11, "Background of Offer." Each of KBII, LLC, KBII, L.P., Kohlberg, Parent and Offeror disclaims that it is an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act.

  Available Information. Parent, Offeror, Kohlberg, KBII, LLC and KBII, L.P. are privately-held companies and are generally not subject to the information filing requirements of the Exchange Act, and are generally not required to file reports, proxy statements and other information with the Commission relating to their respective businesses, financial condition and other matters. However, pursuant to Rule 14d-3 under the Exchange Act, Parent, Offeror and Kohlberg, filed with the Commission a Schedule TO, together with exhibits, including this Offer to Purchase and the Merger Agreement, which provides certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should also be obtainable (i) by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and (ii) by accessing the Commission's website on the Internet at http://www.sec.gov."

  5. Certain Conditions to Offeror's Obligations. The section entitled "Certain Conditions to Offeror's Obligations" is hereby amended by inserting at the end of the last paragraph thereunder on page 36 of the Offer to Purchase the following sentence:

  "All of the conditions to the Offer, other than necessary governmental approvals, must be satisfied or waived prior to the expiration of the Offer."

  6. Certain Regulatory and Legal Matters. The section entitled "Certain Regulatory and Legal Matters" is hereby amended and supplemented by adding the following thereto:

      "On September 1, 2000, the Company filed with the Court a Motion for Extension of Time in which to Answer or Otherwise Move (the "Motion for Extension") in response to the Complaint. The Motion for Extension seeks to extend the date to answer the Complaint from September 11, 2000 until October 2, 2000. The Court has not ruled on this motion, but it is unopposed by the plaintiff. The foregoing description is qualified in its entirety by the Motion for Extension, a copy of which is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference."

  7. ANNEX I. Annex I of the Offer to Purchase is hereby amended by amending and restating ANNEX I in its entirety as follows:

                                                                        "ANNEX I

                        DIRECTORS AND EXECUTIVE OFFICERS



                        OF PARENT, OFFEROR AND KOHLBERG

     The names and ages of the directors, executive officers and principals of Parent, Offeror, Kohlberg, KBII, L.P. and KBII, LLC, and their present principal occupations or employment and five-year employment history, are set forth below. Unless otherwise indicated, each individual is a citizen of the United States, his business address is 111 Radio Circle, Mount Kisco, New York 10549, and his business telephone number is 914-241-7430.

                          PARENT, OFFEROR AND KOHLBERG

                                          Present Principal Occupation or
                                                   Employment with
                                        KBII Holdings, Inc., KBII Acquisition
                                        Company, Inc., Kohlberg & Co., L.L.C.
                                           KBII Acquisition Company, L.P.
                                             and KBII Management, LLC
                                         Material Positions Held During the
  Name and Age                                   Past Five Years
  ------------                         --------------------------------------

James A. Kohlberg (42) ............... President of KBII Acquisition Company,
                                       Inc. and KBII Holdings, Inc., Managing
                                       Member of KBII Management, L.L.C.
                                       (General Partner of KBII Acquisition
                                       Company, L.P., the controlling
                                       shareholder of KBII Holdings, Inc.).
                                       Mr. Kohlberg has been a principal of
                                       Kohlberg & Co., L.L.C. for more than
                                       the past five years.
Christopher Lacovara (35) ............ Secretary of KBII Acquisition Company,
                                       Inc. and KBII Holdings, Inc., and
                                       Secretary of KBII Management, L.L.C.
                                       Mr. Lacovara has been an associate
                                       with and/or principal of Kohlberg &
                                       Co., L.L.C. for more than the past
                                       five years.
Samuel P. Frieder (35) ............... Mr. Frieder has been a principal of
                                       Kohlberg & Co., L.L.C. for more than
                                       the past five years.
Evan Wildstein (29) .................. Mr. Wildstein has been an associate with and/or principal of Kohlberg & Co.,
                                       L.L.C. for more than the past five years.
Ranjit S. Bhonsle (31) ............... Mr. Bhonsle has been an associate with and/or principal of Kohlberg & Co.,
                                       L.L.C. for more than the past five
                                       years."

  8. Item 3. Item 3 of the Schedule TO is hereby amended by amending and restating Items 3(c)(3) and 3(c)(4) in their entirety as follows:

"3(c)(3) -- To the best knowledge of Offeror, Kohlberg and Parent, no person listed in Annex I of the Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

 3(c)(4) -- To the best knowledge of Offeror, Kohlberg and Parent, no person listed in Annex I of the Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws."

  Item 12.  Exhibits

 (a)(5)(B) Motion for Extension of Time in Which to Answer or Otherwise Move of BI Incorporated, dated September 1, 2000, in response to Complaint (filed herewith).


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2000

                                 KBII ACQUISITION COMPANY, INC.

                                 By: /s/ James A. Kohlberg
                                     ---------------------
                                     Name: James A. Kohlberg
                                     Title: President

                                 KBII HOLDINGS, INC.

                                 By:  /s/ James A. Kohlberg
                                      ---------------------
                                      Name: James A. Kohlberg
                                      Title: President


                                 KOHLBERG & CO., L.L.C.

                                 By:  /s/ James A. Kohlberg
                                      ---------------------
                                      Name: James A. Kohlberg
                                      Title: Principal
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                                 EXHIBIT INDEX
                                 -------------

Exhibit No.              Description
-----------              -----------

(a)(5)(B) Motion for Extension of Time in Which to Answer or Otherwise Move of BI Incorporated, dated September 1, 2000, in response to Complaint (filed herewith)